

New York Stock Exchange
11 Wall Street
New York, NY 10005

November 4, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Rigel Resource Acquisition Corp., under the Exchange Act of 1934:

- Units, each consisting of one Class A ordinary share, $0.0001 par value per share, and one-half of one redeemable warrant

- Class A ordinary shares included as part of the units

- Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share

Sincerely,

Ben Sawyer